T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	info@coralgold.com www.coralgold.com

February 2, 2010
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL GOLD RESOURCES ANNOUNCES $1.5 MILLION PROGRAM FOR
ROBERTSON PROJECT

Coral Gold Resources Ltd. (the “Company”) is pleased to announce that it has approved the 2010 Work Plan and Budget for the Company’s Robertson gold project at Crescent Valley, Nevada. The US$1.5 million program, aimed at advancing Robertson towards a Preliminary Economic Assessment Report and production, will focus on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry Deposits to the measured and indicated categories. All three deposits are located within the property’s 100%-owned Core Claims area.  Permit applications are underway, and the company expects to begin drilling in the second quarter.

The program will consist of three stages:

1)	Reverse circulation drilling (22 holes - 3,962m/13,000’) to fill in gaps between the Porphyry and Altenburg Hill zones and also redefine the high-grade areas at Triplet Gulch;

2)	HQ diameter core drilling (30 holes - 3657m/12,000’) to establish grade, specific gravity (density);

3)	Metallurgical testwork to establish leachability for a heap leach mining operation.

With minimal overburden (0 to 10 metres), the Gold Pan, Altenburg Hill and Porphyry deposits would be mineable by open pit operations with low strip ratios.  Leach tests were completed on the Porphyry Zone in the past and indicated favourable recoveries in the oxide material.

Project and Near-Surface Resources

On October 9, 2009, Coral Gold announced that Beacon Hill Consultants had recalculated the Robertson Inferred resource, using a gold price of US$850 per ounce and 0.0106 Au Opt (0.363 g/t cut-off), of 178,924,188 tons grading 0.0189 oz Au/ton (0.648 g/t), equating to 3,381,667 ounces. Within this overall resource, the near-surface inferred resource that will be targeted in this program totals 87,018,749 tons grading 0.017 oz Au/ton (0.583 g/t), or a total of 1,505,789 ounces.

Beacon Hill, using a database of 1,160 drill holes, 533,453 feet (162,638 m) of drilling and 101,757 gold assays, calculated the original resource (February 2008) using a gold price of $600 per ounce. Coral Gold’s management and Beacon Hill believed the $850 per ounce figure represented a more realistic assessment based on the rolling average gold price for the preceding three years.

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Focused  On Moving Towards Production

With the price of gold holding above $1,000, the company is focused on moving the project towards production rather than exploration. “We looked at the option of continuing to expand resources, as we’ve done over the past several years,” said Coral’s President David Wolfin. “However, we believe the greater value now lies in upgrading resources and laying the groundwork for a heap leaching operation.”

Previous Feasibility Studies by Amax Gold/MDRI (now AMEC)

Wolfin also noted that feasibility studies conducted by Amax Gold/MDRI (now AMEC) at Robertson in 1994, when gold was under $400 per ounce, are greatly assisting Coral’s work today. “Their bottle roll and column leach tests in the Porphyry Zone demonstrated the mineralized material was amenable to heap leaching with improved gold recoveries at a finer crush size,” said Wolfin. “We have a lot of valuable data from their work, and it is saving us a significant amount of money with our present studies.”

Located on Nevada’s Battle Mountain-Cortez Gold Trend in north-central Nevada, Robertson is Coral Gold’s primary asset.  Robertson directly adjoins Barrick’s large Pipeline Gold Mine complex.  Infrastructure is in place, power lines run through the claims, paved roads adjacent to the property and ample skilled labour is available in the area.

For more information on the Robertson Property and Coral Gold’s other Nevada projects, visit the company’s website at www.coralgold.com

ON BEHALF OF THE BOARD

“David Wolfin”
___________________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.